           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 2002
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

              FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 2001 AND
                    THE FISCAL YEAR ENDED DECEMBER 31, 2001

                        COMMISSION FILE NUMBER: 0-289640

                               3DLABS INC., LTD.
             (Exact name of registrant as specified in its charter)

                                    BERMUDA
                (Jurisdiction of incorporation or organization)

                                   REID HALL
                             HAMILTON HM11, BERMUDA
                    (Address of principal executive offices)

                                 NOT APPLICABLE
                    (I.R.S. employer identification number)

     Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [ ]

     Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A

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

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
99.1      Audited consolidated financial statements for the year ended
          December 31, 2001.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          3DLABS INC., LTD.

                                          By:      /s/ HILDY SHANDELL
                                            ------------------------------------
                                                       Hildy Shandell
                                                  Chief Financial Officer

Dated: April 2, 2002